For Immediate Release

Nordion Provides Detailed Results from Annual and Special Meeting of Shareholders

Ottawa, Canada, June 6, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ) today announced the detailed results from its Annual and Special Meeting of Shareholders (the “Meeting”) which took place earlier today. As stated in an earlier announcement, Nordion’s shareholders have approved the special resolution authorizing the previously announced plan of arrangement (the “Arrangement”) providing for the acquisition of all the outstanding Nordion shares for cash consideration of US$13.00 per share by Sterigenics.  All director nominees were re-elected to the Board of Directors, and Ernst & Young LLP was appointed as auditors.

A total of 50,048,656 Common Shares of the Corporation, or 80.84% of the total outstanding Common Shares, were voted at the Meeting, as follows:
	For		Against/ Withhold
	Number	Percentage	Number	Percentage
1. Arrangement Resolution	36,171,979	76.37%	11,193,417	23.63%
2. Election of Directors
W. D. Anderson	39,727,285	83.87%	7,638,102	16.13%
J. Brown	39,103,794	82.56%	8,261,593	17.44%
W. G. Dempsey	40,585,392	85.69%	6,779,995	14.31%
S. Murphy	39,104,804	82.56%	8,260,583	17.44%
K. Newport	39,086,644	82.52%	8,278,743	17.48%
A. Olukotun	40,590,610	85.70%	6,774,777	14.30%
S. M. West	40,588,424	85.69%	6,776,963	14.31%
J. Woodruff	39,104,624	82.56%	8,260,763	17.44%
3. Appointment of Auditors	49,438,259	98.78%	609,503	1.22%

Prior to the Meeting, the board of directors of Nordion selected William D. Anderson to serve as Chair of the Company.

Ms. Mary Mogford, an independent director who has served as a director of the Company since 1996, has reached retirement age and accordingly did not stand for re-election as a director at the Meeting. Nordion thanks Ms. Mogford for her wisdom and dedicated service to the Board.

The Arrangement is also subject to approval by the Ontario Superior Court of Justice (Commercial List) at a final hearing. It is anticipated that the Arrangement will be completed in the second half of 2014, subject to, without limitation, court approval, obtaining required regulatory approvals, the coming into force of certain amendments to the Nordion and Theratronics Divestiture Authorization Act and the satisfaction or waiver of other conditions precedent.

About Nordion Inc.

Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

CONTACTS:

MEDIA:
Shelley Maclean
(613) 592-3400 x 2414
Shelley.Maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to the closing of the Arrangement with Sterigenics and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic, regulatory and competitive uncertainties and contingencies. Readers are cautioned that the foregoing list of factors is not exhaustive. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2013 Annual Information Form (AIF) and our 2014 Management Information Circular, and our success in anticipating and managing those risks. Our 2013 AIF, 2014 Management Information Circular, and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.